DIRECT DIAL: 404/572-6819

EMAIL: KKOOPS@POGOLAW.COM

August 22, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn McHale

Re:	Omni Financial Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 14, 2006

File No. 333-134997

Ladies and Gentlemen:

On behalf of our client, Omni Financial Services, Inc. (the “Company”), we are responding to the comments received from your office by letter dated August 14, 2006, with respect to the above-referenced Registration Statement on Form S-1. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to the pages of the marked copy of Amendment No. 2 to the Form S-1, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.	We note you have filed a draft of your legal opinion; please make sure this opinion is finalized in your next amendment.

Response: Because the Company has not yet determined the specific number of shares to be offered, we are unable to finalize the legal opinion, which includes a reference to this information. We will file the final opinion with our next amendment and anticipate that the only differences between the draft and final versions will consist of the date and number of shares.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Allowance for Loan Losses, page 50

2.	Refer to prior comment 15. Your response does not sufficiently address the relationship between the significant increase in your non-performing loans and the decline in the ratio of your allowance to your loan balance. Please revise to provide a more robust discussion of how you determined a lower allowance for loan loss was appropriate given the apparent declining credit quality of the loan portfolio.

Response: We have expanded our discussion of the declining ratio of the allowance for loan losses to gross loans in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loans – Nonaccrual, Past Due and Restructured Loans” on page 52 and “– Allowance for Loan Losses” on page 54.

Summary Historical Consolidated Financial Data, page 7

3.	Please refer to prior comment 18. Here and throughout your filing, please revise all historical financial information to include a presentation of pro forma tax expense and pro forma earnings measures under the assumption that you were a taxable entity for all periods presented.

Response: We have included the pro forma tax expense and pro forma earnings measures in the “Summary Historical Consolidated Financial Data” on pages 7 and 8, “Selected Historical Consolidated Financial Data” on pages 27 and 28, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005” on page 35, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Year Ended December 31, 2005 Compared to Year Ended December 31, 2004” on page 41, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Year Ended December 31, 2004 Compared to Year Ended December 31, 2003” on page 46.

Note 2: Business Combinations

Acquisitions, page F-15

4.	Please refer to prior comment 28. Given the poor historical results of operations, please revise, here and in MD&A, to more thoroughly discuss why you paid a significant premium to acquire GCB. Please disclose when you anticipate the acquired operations will become profitable and your basis for that estimate. In your subsequent periodic filings, please include updated disclosures regarding your estimate of the anticipated timing of profitability of those operations, including the reasons for any changes in the estimate.

Response: We have revised Note 2 on page F-15 to more fully disclose the purpose of the acquisition, but believe discussions of the accounting issues relating to the GCB and Premier acquisitions are set forth more appropriately in Note 2 to the financial statements than in MD&A. The primary purpose of the GCB acquisition was to move the Company’s headquarters to the Atlanta market and provide other banking opportunities in and around the Atlanta metropolitan area. As supported by recent mergers in the Atlanta metropolitan area, the Company believed this move significantly increased its overall value. Concurrent with the acquisition of GCB by the Company, a branch of the interim entity (Omni Interim NB) was established in Atlanta, allowing the Company to offer deposit services for the first time in the metropolitan Atlanta area. As of June 30, 2006, this branch had $24.6 million of checking, savings and money market accounts and $91.1 million of retail certificates of deposit; and, the Dalton branch had $2.4 million of checking, savings and money market accounts and $22.1 million of retail certificates of deposit. The Atlanta deposits would not have been available to the Company without the acquisition of GCB.

These deposits reduce the Company’s reliance on borrowings and brokered certificates of deposit, resulting in a lower cost of funds.

All branch operations are part of the banking business of the Bank and as such are not separately measurable or reportable. Therefore, future impairment testing of the goodwill will be done at the bank reporting unit level.

5.	Please refer to prior comment 29. We note that you have reclassified the goodwill associated with Premier Community Bank as an indefinite life intangible asset. Please revise to disclose why you did not originally assign the excess purchase price to the bank charter and specifically discuss how you determined its fair value. Also, please disclose whether there are current operations associated with this charter.

Response: We have revised Note 2 on page F-16 to more fully disclose the purpose of the acquisition. The internal classification of the asset acquired as a result of the Premier Community Bank acquisition was an “other intangible asset.” Although the amount is an other intangible asset with an indefinite life, it was included in goodwill for financial reporting because of the similarity to goodwill and its relative immateriality to the Company’s balance sheet. The Company did not view this as misleading because the accounting treatment for both asset types are similar. In future reporting, the asset will be properly reported as an “other intangible asset.”

The Company’s acquisition of the charter from Premier occurred simultaneously with the acquisition of three other Premier charters by three banks unrelated to the Company. Each of the four charters was sold for approximately $825,000 plus acquisition related costs. The Company deemed this amount to be fair value and recorded it as such.

As of June 30, 2006, the operations associated with this charter, the Company’s Tampa, Florida operations, include $747,000 of checking, savings and money market accounts and $16.0 million of retail certificates of deposits.

Note 3: Investment Securities Available for Sale, page F-16

6.	Please refer to prior comment 31. We are not able to locate disclosure responsive to the comment. Please revise or advise.

Response: We have provided the supporting schedule of securities that comprise the “12 Months or More” category as Appendix A to this letter.

***

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Very truly yours,

/s/ Katherine M. Koops
Katherine M. Koops FOR POWELL GOLDSTEIN LLP

Enclosures

cc:	Stephen M. Klein

Brennan Ryan

APPENDIX A

Omni National Bank		From: 11/30/2005
UNREALIZED LOSS
Atlanta, GA		To 12/31/2005
POSITION REPORT
102456

Run Date: 1/6/2006

Cusip	Desc	Current PV / # of Shares	Current Book Value	Market Value	Unrealized Loss	Consecutive Months Impaired
Unrealized Losses for 12 Months or More
Treasuries Available for Sale:

912828CC2-00	U.S. Treasury Note	1,000,000.00	982,944.48	947,695.00	(35,249.48)	12
912828CE8-01	U.S. Treasury Note	1,000,000.00	990,267.01	961,797.00	(28,470.01)	12
912828CE8-02	U.S. Treasury Note	1,000,000.00	993,736.27	961,797.00	(31,939.27)	12
Treasuries Available for Sale Totals:		3,000,000.00	2,966,947.76	2,871,289.00	(95,658.76)
Agencies Available for Sale:

3128XOL31-01	FHLMC Bond	1,000,000.00	1,000,000.00	969,062.50	(30,937.50)	12
3128X1BE6-00	FHLMC Bond	500,000.00	499,120.76	484,004.50	(15,116.26)	12
3128X1Q42-00	FHLMC Structured Note	500,000.00	497,969.88	494,067.50	(3,902.38)	12
3128X22E4-00	FHLMC Structured Note	1,000,000.00	1,000,000.00	967,819.00	(32,181.00)	12
3128X2W50-00	FHLMC Structured Note	650,000.00	650,000.00	633,492.60	(16,507.40)	12
3128X3HH9-00	FHLMC Bond	500,000.00	500,000.00	497,051.50	(2,948.50)	12
31339XAR6-00	FHLB Structured Note	500,000.00	500,000.00	481,875.00	(18,125.00)	12
31339XLE2-00	FHLB Bond	500,000.00	498,020.57	481,718.75	(16,301.82)	12
31339YVV1-00	FHLB Bond	500,000.00	497,946.41	484,218.75	(13,727.66)	12
31339YXG2-00	FHLB Structured Note	500,000.00	500,000.00	488,437.50	(11,562.50)	12
3133MYPX9-00	FHLB Structured Note	500,000.00	498,965.91	483,593.75	(15,372.16)	12
3133X2ZMO-00	FHLB Structured Note	500,000.00	500,000.00	495,625.00	(4,375.00)	12
3133X36B4-00	FHLB Structured Note	500,000.00	500,000.00	495,625.00	(4,375.00)	12
3133X3D91-00	FHLB Structured Note	500,000.00	500,000.00	490,625.00	(9,375.00)	12
3133X5TS7-00	FHLB Bond	500,000.00	500,000.00	483,906.25	(16,093.75)	12
3133X9XA3-01	FHLB Structured Notes	1,000,000.00	1,000,000.00	987,500.00	(12,500.00)	12
3134A4UD4-00	FHLMC Bond	500,000.00	504,260.54	486,406.25	(17,854.29)	12
3136F3F43-00	FNMA Bond	1,000,000.00	1,000,000.00	954,687.50	(45,312.50)	12
3136F3TW6-00	FNMA Bond	1,000,000.00	993,388.60	930,625.00	(62,763.60)	12
3136F6MYW-00	FNMA Structured Note	500,000.00	500,000.00	490,625.00	(9,375.00)	12
Agencies Available for Sale Totals:		12,650,000.00	12,639,672.67	12,280,966.35	(358,706.32)
Municipals Held to Maturity:

105507DN4-00	Braselton, GA Wtr & Swr	250,000.00	257,041.60	248,577.50	(8,464.10)	12
215260KC3-00	Cook Cnty ILL Sch Dist	750,000.00	456,975.00	438,697.50	(18,277.50)	12
259030MF8-00	Douglas Co. GA Sch. Dist.	275,000.00	286,477.17	281,091.25	(5,385.92)	12
273477DB2-00	E. Lincoln Cty NC W & S	250,000.00	248,853.00	234,300.00	(14,553.00)	12
363006AJ8-00	Gainesville GA Sch Dist.	250,000.00	254,386.69	250,225.00	(4,161.69)	12
556752GL1-00	Madison Cnty AL Brd Ed	140,000.00	144,518.77	142,473.80	(2,044.97)	12
620357AU7-00	Moultrie GA Util	125,000.00	134,801.82	127,912.50	(6,889.32)	12
71467OEG7-00	Perry GA Wtr & Swr	190,000.00	204,252.75	194,666.40	(9,586.35)	12
806815BE6-00	Schley Co GA Sch Dist	200,000.00	212,400.98	206,996.00	(5,404.98)	12
869597AQ7-00	Swain Cty NC	420,000.00	420,000.00	393,523.20	(26,476.80)	12
Municipals Held to Maturity Totals:		2,850,000.00	2,619,707.78	2,518,463.15	(101,244.63)

(c) 2002 The Bankers Bank	Bond Accounting and Reporting System

Omni National Bank		From: 11/30/2005
UNREALIZED LOSS
Atlanta, GA		To 12/31/2005
POSITION REPORT
102456

Run Date: 1/6/2006

Cusip	Desc	Current PV / # of Shares	Current Book Value	Market Value	Unrealized Loss	Consecutive Months Impaired
Mortgage Backed Available For Sale:
05949AJB7-01	Bank of America CMO 2004-F-2	394,825.54	395,655.18	384,551.90	(11,103.28)	12
22541QXC1-00	CSFB Mortgage Securities 200	984,636.66	996,188.81	971,709.86	(24,478.95)	12
22541SRS9-00	CS First Boston Mtg Secs CMO	737,397.56	740,047.89	727,789.12	(12,258.77)	12
31282RX58-00	FHLMC Gold M80700	55,760.17	56,784.54	56,193.75	(590.79)	12
31282U2CO-00	FHLMC Gold M90771	70,886.40	71,935.18	70,907.19	(1,027.99)	12
31371K4C2-00	FNMA Pool 254719	397,709.10	399,623.14	386,691.69	(12,931.45)	12
31371LPL7-00	FNMA Pool 255227	795,347.31	797,993.08	772,457.10	(25,535.98)	12
31371LPU7-00	FNMA Pool 255235	378,860.76	382,008.30	365,489.20	(16,519.10)	12
31371LSK6-00	FNMA Pool 255322	407,472.79	409,687.97	393,091.40	(16,596.57)	12
31392HBD4-00	FNMA CMO 2002-91 LJ	773,334.22	774,452.13	756,934.35	(17,517.78)	12
31395K6R9-00	FHLMC CMO 2910 BD	412,424.95	415,772.83	404,963.11	(10,809.72)	12
31400EGB0-00	FNMA Pool 685194	412,139.71	413,415.21	402,351.39	(11,063.82)	12
36225C2Y1-00	GNMA II Arm 80790	373,241.66	373,894.37	369,249.53	(4,644.84)	12
36225DHV9-00	GNMA II Arm 81143	846,552.16	843,494.63	821,169.08	(22,325.55)	12
94981TAA0-00	Wells Fargo MBS 2004-X	778,655.98	787,542.09	751,099.19	(36,442.90)	12

Mortgage Backed Available For Sale Totals:		7,819,244.97	7,858,495.35	7,634,647.86	(223,847.49)

Unrealized Losses for Less Than 12 Months
Treasuries Available for Sale:

912828CE8-03	U.S. Treasury Note	1,000,000.00	982,954.56	961,797.00	(21,157.56)	10
912828DL1-00	U.S. Treasury Note	1,000,000.00	981,444.41	966,484.00	(14,960.41)	3
912828EB2-00	U.S. Treasury Note	2,000,000.00	1,995,796.70	1,984,610.00	(11,186.70)	3

Treasuries Available for Sale Totals:		4,000,000.00	3,960,195.67	3,912,891.00	(47,304.67)
Agencies Available for Sale:

3128X12P1-00	FHLMC Structured Note	1,000,000.00	999,760.61	990,048.00	(9,712.61)	5
3128X2ZJ7-00	FHLMC Bond	1,200,000.00	551,229.35	551,118.00	(111.35)	2
3128X3SW4-00	FHLMC Bond	500,000.00	521,703.72	516,563.00	(5,140.72)	9
3128X4TX9-00	FHLMC Bond	1,000,000.00	1,000,000.00	999,965.00	(35.00)	1
31331S5F6-00	FFCB Bond	1,000,000.00	999,088.33	974,687.50	(24,400.83)	4
31331SX99-00	FFCB Bond	1,000,000.00	991,271.06	991,250.00	(21.06)	1
31331SYX5-00	FFCB Bond	1,000,000.00	1,000,000.00	985,000.00	(15,000.00)	6
31331VAA4-00	FFCB Bond	1,000,000.00	985,658.88	975,312.50	(10,346.38)	3
31331VBU9-00	FFCB Bond	1,000,000.00	992,257.99	980,000.00	(12,257.99)	2
31339X4V3-00	FFCB Bond	500,000.00	488,993.75	481,250.00	(7,743.75)	3
31339XAB0-00	FHLB Structured Note	500,000.00	494,759.42	492,500.00	(2,259.42)	3
31339YW24-00	FHLB Structured Notes	500,000.00	498,232.24	487,343.75	(10,888.49)	7
3133MUP41-00	FHLB Bond	1,200,000.00	1,200,000.00	1,178,625.00	(21,375.00)	3
3133MXGA1-00	FHLB Bond	1,000,000.00	982,243.02	968,125.00	(14,118.02)	3
3133X46N6-00	FHLB Bond	1,000,000.00	1,000,000.00	978,437.50	(21,562.50)	10
3133X5V62-00	FHLB Bond	1,000,000.00	991,127.87	969,062.50	(22,065.37)	3
3133XANG8-00	FHLB Bond	750,000.00	750,000.00	735,468.75	(14,531.25)	6
3133XAQ42-00	FHLB Bond	500,000.00	500,000.00	490,156.25	(9,843.75)	9
3133XC2B8-00	FHLB Bond	500,000.00	500,000.00	490,937.50	(9,062.50)	6
3133XD6M8-00	FHLB Bond	1,000,000.00	1,000,000.00	979,062.50	(20,937.50)	2
31359MXX6-00	FNMA Bond	500,000.00	494,211.21	489,843.75	(4,367.46)	2
3136F3HF6-00	FNMA Bond	1,000,000.00	1,000,000.00	976,250.00	(23,750.00)	3

(c) 2002 The Bankers Bank	Bond Accounting and Reporting System

Omni National Bank		From: 11/30/2005
UNREALIZED LOSS
Atlanta, GA		To 12/31/2005
POSITION REPORT
102456

Run Date: 1/6/2006

Cusip	Desc	Current PV / # of Shares	Current Book Value	Market Value	Unrealized Loss	Consecutive Months Impaired
3136F6N88-00	FNMA Bond	1,000,000.00	1,000,000.00	987,812.50	(12,187.50)	3
3136F7EV5-00	FNMA Bond	1,000,000.00	999,538.66	989,375.00	(10,163.66)	6

Agencies Available for Sale Totals:		20,650,000.00	19,940,076.11	19,658,194.00	(281,882.11)

Municipals Held to Maturity:

010713GT6-00	Alachua FL Utilities	250,000.00	257,606.52	253,620.00	(3,986.52)	3
036411KD7-00	Anson County, NC	560,000.00	578,009.88	575,271.20	(2,738.68)	3
037591KS2-00	Apax, NC	300,000.00	298,029.46	284,955.00	(13,074.46)	6
043897ML8-00	Asheboro, NC	540,000.00	549,911.64	541,053.00	(8,858.64)	3
046079MJ6-00	Effingham Pub Pur Proj GA	100,000.00	101,657.26	100,617.00	(1,040.26)	6
099023ET6-00	Boone, IA Utd s/d	100,000.00	99,619.66	98,392.00	(1,227.66)	3
105507DH7-00	Braselton, GA	525,000.00	525,000.00	513,287.25	(11,712.75)	3
105507DL8-01	Braselton Wtr & Swr	535,000.00	532,390.99	525,696.35	(6,694.64)	3
117151FPO-00	Brunswick GA Wtr & Sew Re	185,000.00	186,833.98	186,463.35	(370.63)	2
124241AK6-00	Butts Cnty GA	155,000.00	155,766.30	155,220.10	(546.20)	5
148735CG6-00	Caswell, NC FGIC Ins.	225,000.00	248,362.34	243,065.25	(5,297.09)	11
164177CC9-00	Cherokee, AL XLCA Ins.	115,000.00	115,000.00	114,384.75	(615.25)	3
186041EZ8-00	Cleveland, NC	125,000.00	124,815.81	124,677.50	(138.31)	5
233640CE9-00	Dade Cnty GA Wtr & Swr	105,000.00	105,000.00	104,228.25	(771.75)	3
243044BJ2-00	Decatur Cnty Ga Sch	255,000.00	260,167.03	258,409.35	(1,757.68)	3
29100CAV3-00	Emerald Isle NC Beach Impt	500,000.00	493,751.33	470,735.00	(23,016.33)	8
384622AG1-00	Graham City NC	180,000.00	177,709.88	176,113.80	(1,596.08)	3
384785DQ1-00	GRAIN VALLEY W & S	200,000.00	215,238.22	211,222.00	(4,016.22)	10
434668GS2-00	Hoke, NC	345,000.00	345,000.00	344,830.95	(169.05)	3
437891BV6-00	Homewood Ala Med Clinic Brd L	600,000.00	596,249.99	572,916.00	(23,333.99)	4
444348KH8-00	Huffman TX	530,000.00	541,212.73	537,690.30	(3,522.43)	3
466763BP3-00	Jackson, FL MBIA Ins.	250,000.00	258,628.34	255,950.00	(2,678.34)	3
496380AZ9-00	Kingsland, GA Wtr/Swr	340,000.00	340,000.00	333,383.60	(6,616.40)	3
51066PAN8-00	Lake St. Charles, FL	200,000.00	200,000.00	193,598.00	(6,402.00)	10
523555BP4-00	Lee Cnty GA Utilities	305,000.00	305,000.00	295,179.00	(9,821.00)	10
524220DQ0-00	Leeds Ala Wtr Wks	240,000.00	236,236.62	229,593.60	(6,643.02)	4
590035AT8-00	Meriwether Cnty GA Rev	250,000.00	273,412.22	271,160.00	(2,252.22)	3
60039DAN0-00	Milledgeville Baldwin GA	390,000.00	390,000.00	380,074.50	(9,925.50)	3
651695CR7-00	Newnan, GA	1,000,000.00	1,049,708.44	1,043,220.00	(6,488.44)	7
653692HM8-00	Niceville, FL AMBAC Ins.	200,000.00	200,000.00	194,388.00	(5,612.00)	7
653692HN6-00	Niceville FLA Wtr & Swr	345,000.00	345,000.00	331,914.15	(13,085.85)	6
664029FY6-00	Northeast Ala Wtr Swr & Fire	500,000.00	498,386.68	496,930.00	(1,456.68)	3
678443CK6-00	Okeechobee, FL AMBAC Ins.	750,000.00	793,593.17	777,832.50	(15,760.67)	5
6962662AP9-00	Palatka, FL Wtr & Swr FSA In	250,000.00	263,738.03	261,985.00	(1,753.03)	6
720871DN9-00	Pierre S D School Dist	500,000.00	503,403.13	488,520.00	(14,883.13)	10
735057DA6-00	Port Orange, FL MBIA Ins.	215,000.00	213,277.69	211,936.25	(1,341.44)	3
76803NAX6-00	River Bend NC	240,000.00	237,106.02	235,000.80	(2,105.22)	3
76803NAY4-00	River Bend NC	240,000.00	238,499.74	236,961.60	(1,538.14)	3
770655NBO-00	Robeson, NC AMBAC Ins.	360,000.00	360,000.00	351,820.80	(8,179.20)	8
829446BH5-00	Sioux Ctr, IA AMBAC Ins.	105,000.00	105,852.54	104,930.70	(921.84)	3
844680CM8-00	Southside AL W&S FSA Ins.	160,000.00	160,000.00	158,776.00	(1,224.00)	3
874364FH0-00	Talladega, AL MBIA Ins.	240,000.00	237,141.34	230,344.80	(6,796.54)	6
87504RAN8-00	Tamarac, FL AMBAC Ins.	240,000.00	245,234.72	238,948.80	(6,285.92)	3
954270EB6-00	West Melbourne, FL Wtr & Swr,	220,000.00	222,398.87	216,497.60	(5,901.27)	6
972159CR6-00	Wilson Cnty	350,000.00	350,903.38	347,753.00	(3,150.38)	3

(c) 2002 The Bankers Bank	Bond Accounting and Reporting System

Omni National Bank		From: 11/30/2005
UNREALIZED LOSS
Atlanta, GA		To 12/31/2005
POSITION REPORT
102456

Run Date: 1/6/2006

Cusip	Desc	Current PV / # of Shares	Current Book Value	Market Value	Unrealized Loss	Consecutive Months Impaired
972159CV7-00	Wilson Cnty NC	350,000.00	344,457.12	338,565.50	(5,891.62)	3

Municipals Held to Maturity Totals:		14,670,000.00	14,879,311.07	14,618.112.60	(261,198.47)

Mortgage Backed Available For Sale:

31282UY27-00	FHLMC Gold M90729	150,412.88	151,640.49	151,293.96	(346.53)	1
31282VAC9-00	FHLMC Gold M90903	518,224.33	519,974.41	504,509.76	(15,464.65)	11
31283KYV4-00	FHLMC Gold Pool G11624	908,497.63	901,530.18	873,877.86	(27,652.32)	7
31294KSN6-00	FHLMC Gold E01425	442,237.61	441,652.40	430,240.68	(11,411.72)	10
31371L4Y2-00	FNMA Pool 255639	958,459.68	970,034.43	956,380.67	(13,653.76)	5
31371LHQ5-00	FNMA Pool 255039	337,683.75	341,356.54	325,765.50	(15,591.04)	6
31371LHR3-00	FNMA Pool 255040	333,155.96	340,238.28	326,394.85	(13,843.43)	6
31371LZK8-00	FNMA Pool 255546	874,126.37	876,919.18	848,968.89	(27,950.29)	6
31371MLZ8-00	FNMA Pool 266044	494,997.32	493,927.40	493,923.61	(3.79)	2
31376J6E4-00	FNMA Pool 357369	714,855.62	718,371.30	707,162.01	(11,219.29)	2
31394CZH8-00	FNMA CMO 2005-14-BA	393,754.07	396,415.92	384,423.04	(11,992.88)	10
31394ECH9-00	FNMA CMO 2005-51 KC	947,126.59	945,238.22	936,058.85	(9,179.37)	3
31394LPM8-00	FHLMC CMO 2698 BA	724,875.22	721,844.76	716,158.42	(5,688.34)	3
31395XVE2-00	FHLMC CMO 3019	950,552.62	948,207.70	936,804.02	(11,403.68)	3
31400JQ85-00	FNMA Pool 689079	936,284.28	930,919.51	910,347.16	(20,572.35)	6
31401XTM9-00	FNMA Pool 721556	894,744.44	891,927.64	869,958.07	(21,969.57)	7
31402CP97-00	FNMA Pool 725048	967,689.49	965,009.06	957,261.22	(7,747.84)	3
31402ZR52-00	FNMA Pool 735008	862,124.53	872,519.25	860,254.48	(12,264.77)	6
31404GD81-00	FNMA Pool 767927	1,039,823.20	1,027,189.83	1,009,896.94	(17,292.89)	3
36202EAS8-00	GNMA II Arm 3617	646,762.60	656,444.43	630,715.50	(25,728.93)	6
36208AVU2-00	GNMA II Pool 880419	494,547.93	493,025.05	483.288.44	(9,736.61)	6
36226CCU8-00	GNMA II ARM 80082	36,536.41	36,568.55	36,498.51	(70.04)	1
36225DBR4-00	GNMA II Arm 80947	443,234.31	441,324.24	433,216.92	(8,107.32)	6
36226DEM2-00	GNMA II Pool 81039	836,080.18	846,343.99	830,131.40	(16,212.59)	6
36225DP99-00	GNMA II Pool 81347	940,014.94	930,146.69	917,582.89	(12,563.80)	3
36225DP99-01	GNMA II Pool 81347	940,014.94	931,882.05	917,582.89	(14,299.16)	3
36225DPC2-00	GNMA II Arm 81318	923,952.76	928,326.17	913,062.42	(15,263.75)	8
38373QLK5-00	GNMA Pool 2003-39	465,058.26	469,478.76	457,750.10	(11,728.66)	6
38374CZW4-00	GNMA CMO 2003-84 PE	381,244.44	387,698.44	372,238.30	(15,460.14)	6

Mortgage Backed Available for Sale Totals:		19,557,072.36	19,576.154.87	19,191,736.36	(384,419.51)

	Number of Securities	Current Par Value	Book Value	Market Value	Unrealized Loss	Number of Impaired Securities
Portfolio Totals	150	85,196,317.33	84,440,561.28	82,686,299.32	(1,754,261.96)	150

(c) 2002 The Bankers Bank	Bond Accounting and Reporting System